                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  -------------

                                SCHEDULE 14D-1/A

                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)

                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                        COMPUTER LANGUAGE RESEARCH, INC.
                            (NAME OF SUBJECT COMPANY)

                             SABRE ACQUISITION, INC.
                                       AND
                             THE THOMSON CORPORATION
                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    20519510
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  -------------

                             MICHAEL S. HARRIS, ESQ.
                             THE THOMSON CORPORATION
                        METRO CENTER AT ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                             DAVID W. HELENIAK, ESQ.
                               SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 848-4000

                                FEBRUARY 17, 1998

                                PAGE 1 OF 9 PAGES
                       AN EXHIBIT INDEX APPEARS ON PAGE 8.

CUSIP No. 20519510
--------------------------------------------------------------------------------
1.          Name of Reporting Persons

                 S.S. or I.R.S. Identification Nos. of Above Person

                 Sabre Acquisition, Inc.

--------------------------------------------------------------------------------
2.          Check the Appropriate Box if a Member of Group
            (a)  /X/
            (b)  /_/
--------------------------------------------------------------------------------
3.          SEC Use only

--------------------------------------------------------------------------------
4.          Sources of Funds

            WC

--------------------------------------------------------------------------------
5.          Check if Disclosure of Legal Proceedings is Required Pursuant to
            Item 2(d) or 2(f) /_/

--------------------------------------------------------------------------------
6.          Citizen or Place of Organization

            Delaware

--------------------------------------------------------------------------------
7.          Aggregate Amount Beneficially Owned by Each Reporting Person

            14,365,891
--------------------------------------------------------------------------------
8.          Check if the Aggregate Amount in Row (7) Excludes Certain Shares /_/
--------------------------------------------------------------------------------
9.          Percent of Class Represented by Amount in Row (7)

            99.3%
--------------------------------------------------------------------------------
10.         Type of Reporting Person

            CO

--------------------------------------------------------------------------------


                                Page 2 of 9 Pages

CUSIP No. 20519510
--------------------------------------------------------------------------------
1.          Name of Reporting Persons

                 S.S. or I.R.S. Identification Nos. of Above Person

                 THE THOMSON CORPORATION

--------------------------------------------------------------------------------
2.          Check the Appropriate Box if a Member of Group
            (a)  /X/
            (b)  /_/
--------------------------------------------------------------------------------
3.          SEC Use only

--------------------------------------------------------------------------------
4.          Sources of Funds

            WC

--------------------------------------------------------------------------------
5.          Check if Disclosure of Legal Proceedings is Required Pursuant to
            Item 2(d) or 2(f) /_/
--------------------------------------------------------------------------------
6.          Citizen or Place of Organization

            Ontario, Canada

--------------------------------------------------------------------------------
7.          Aggregate Amount Beneficially Owned by Each Reporting Person

            14,365,891
--------------------------------------------------------------------------------
8.          Check if the Aggregate Amount in Row (7) Excludes Certain Shares /_/
--------------------------------------------------------------------------------
9.          Percent of Class Represented by Amount in Row (7)

            99.3%
--------------------------------------------------------------------------------
10.         Type of Reporting Person

            CO

--------------------------------------------------------------------------------


                                Page 3 of 9 Pages

         This Amendment No. 2 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 and Amendment No. 2 to the Schedule 13D (the "Schedule 14D-1") relates to the offer by Sabre Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Computer Language Research, Inc., a Texas corporation (the "Company"), at a price of $22.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 16, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2) thereto, respectively. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on January 16, 1998.

         Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 of the Schedule 14D-1 is hereby amended and supplemented to include the following information:

         (a) and (b) At 12:00 a.m., New York City time, on Friday, February 13, 1998, the Offer expired. Based on a preliminary count, approximately 14,365,891 Shares were tendered pursuant to the Offer, of which 1,067 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 99% of the outstanding Shares. On February 14, 1998, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibits 11 (a)(10).


                                Page 4 of 9 Pages

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

         (a)(10) Press release issued jointly by Parent and the Company on February 17, 1998 announcing the expiration of the Offer and acceptance for payment by Parent all Shares validly tendered and not withdrawn pursuant to the Offer.


                                Page 5 of 9 Pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SABRE ACQUISITION, INC.

Dated:  February 17, 1998

                                       By  /s/  MICHAEL S. HARRIS
                                           ------------------------------------
                                           Name:  Michael S. Harris
                                           Title:  President


                                Page 6 of 9 Pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE THOMSON CORPORATION

Dated:  February 17, 1998

                                       By  /s/  MICHAEL S. HARRIS
                                           -------------------------------------
                                           Name:  Michael S. Harris
                                           Title:  Assistant Secretary


                                Page 7 of 9 Pages

                                  EXHIBIT INDEX

                                                                                                      PAGE IN
                                                                                                     SEQUENTIAL
EXHIBIT NO.                                                                                       NUMBERING SYSTEM
-----------                                                                                       ----------------

       (a)(1)          Form of Offer to Purchase dated January 16, 1998..................                *

       (a)(2)          Form of Letter of Transmittal.....................................                *

       (a)(3)          Form of Notice of Guaranteed Delivery.............................                *

       (a)(4)          Form of Letter from Purchaser to Brokers, Dealers,
                       Commercial Banks, Trust Companies and Other Nominees..............                *

       (a)(5)          Form of Letter from Brokers, Dealers, Commercial Banks,
                       Trust Companies and Nominees to Clients...........................                *

       (a)(6)          Form of Guidelines for Certification of Taxpayer
                       Identification Number on Substitute Form W-9......................                *

       (a)(7)          Summary Advertisement as published in The Wall Street
                       Journal on January 16, 1998.......................................                *

       (a)(8)          Press Release issued jointly by Parent and the Company on
                       January 13, 1998..................................................                *

       (a)(9)          Consolidated Financial Statements of Parent as set forth in
                       Parent's 1996 Annual Report to Shareholders.......................                *

      (a)(10)          Press Release issued by Parent and the Company on February
                       17, 1998 .........................................................                9

       (c)(1)          Agreement and Plan of Merger, dated as of January 12,
                       1998, among Parent, Purchaser and the Company.....................                *

       (c)(2)          Stock Purchaser Agreement, dated as of January 12, 1998,
                       among Parent, Purchaser and certain Shareholders of the
                       Company...........................................................                *

       (c)(3)          Form of Retention Agreement between the Company and M.
                       Brian Healy.......................................................                *

       (c)(4)          Form of Retention Agreement between the Company and
                       Francis W. Winn...................................................                *

       (c)(5)          Form of Retention Agreement between the Company and
                       Douglas H. Gross..................................................                *

       (c)(6)          Form of Retention Agreement between the Company and
                       Stephen T. Winn...................................................                *

--------------

* Previously Filed


                                Page 8 of 9 Pages